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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. [     ])*
                                           -----




                             ASPEN TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   045327103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  MAY 9, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-(c)

[_]  Rule 13d-1(d)

---------------------------  ---------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

CUSIP No. 045327103                   13G                    Page 2  of  9 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Cavallo Capital Corp.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,940,100 (see Item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,940,100 (see Item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,940,100 (see Item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.1% (see Item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 9 Pages

CUSIP No. 045327103                   13G                    Page 3  of  9 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Pine Ridge Financial Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     British Virgin Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,940,100 (see Item 4)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,940,100 (see Item 4)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,940,100 (see Item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.1% (see Item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 9 Pages

Item 1.

         (a)      Name of Issuer:

                  Aspen Technology, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  10 Canal Park
                  Cambridge, MA 02141

Item 2.

         (a)      Name of Persons Filing:

                  Cavallo Capital Corp. ("Cavallo")
                  Pine Ridge Financial Inc. ("Pine Ridge")

         (b)      Address of Principal Business Office:

                  Cavallo:
                  660 Madison Avenue, 18th floor
                  New York, NY 10021

                  Pine Ridge:
                  Gonzalez-Ruiz &Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza
                  P.O. Box  873, Road Town
                  Tortolla, British Virgin Islands

         (c)      Citizenship:

                  Cavallo:
                  New York

                  Pine Ridge:
                  British Virgin Islands

         (d)      Title of Class of Securities:

                  Common Stock, par value $0.10 per share

         (e)      CUSIP Number:

                  045327103

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

         (a)      |_|   Broker  or dealer  registered  under  Section  15 of the
                        Exchange Act;


                                Page 4 of 9 Pages

         (b)      |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)      |_|   Insurance  company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)      |_|   Investment  company  registered  under  Section 8 of the
                        Investment Company Act;

         (e)      |_|   An   investment   advisor   in   accordance   with  Rule
                        13d-1(b)(1)(ii)(E);

         (f)      |_|   An  employee  benefit  plan  or  an  endowment  fund  in
                        accordance with Rule 13d- 1(b)(1)(ii)(F);

         (g)      |_|   A parent holding company or control person in accordance
                        with Rule 13d- 1(b)(1)(ii)(G);

         (h)      |_|   A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)      |_|   A church plan that is excluded from the definition of an
                        investment   company  under  Section   3(c)(14)  of  the
                        Investment Company Act of 1940;

         (j)      |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed  pursuant to Rule  13d-1(c),  check this box
         [X].

Item 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Cavallo:
         (a)      Amount Beneficially Owned:

                  2,940,100 shares of Common Stock1

----------------
1 Includes 2,098,600 shares of Common Stock owned by Pine Ridge and 841,500 shares of Common Stock issuable upon exercise of a Unit Warrant issued to Pine Ridge on May 9, 2002. Excludes (i) 951,413 shares of Common Stock issuable upon conversion of 19,000 shares of Series B-I Convertible Preferred Stock of the Issuer ("Series B-I Stock") held by Pine Ridge, (ii) 566,252 shares of Common Stock issuable upon conversion of 10,000 shares of Series B-II Convertible Preferred Stock of the Issuer ("Series B-II Stock") held by Pine Ridge, (iii) 182,927 shares of Common Stock issuable upon exercise of a Warrant issued to Pine Ridge on February 6, 2002, (iv) 141,730 shares of Common Stock issuable upon exercise of a Warrant issued to Pine Ridge on February 28, 2002, (v) 56,692 shares of Common Stock issuable upon exercise of a Warrant issued to Pine Ridge on March 19, 2002, (vi) 302,940 shares of Common Stock issuable upon exercise of a Warrant issued to Pine Ridge on May 9, 2002, and (vii) 151,470 shares of Common Stock issuable upon exercise of an Additional Warrant that is issuable upon exercise of the Unit Warrant issued to Pine Ridge on
                                                                  (continued...)


                               Page 5 of 9 Pages

         (b)      Percent of Class:
                  8.1%2

         (c)      Number of shares as to which Cavallo has:

                  (i) Sole power to vote or to direct the vote:

                      0

                  (ii) Shared power to vote or to direct the vote:

                      2,940,100 shares of Common Stock (see Footnote 1)

                  (iii) Sole power to dispose or to direct the disposition of:

                      0

                  (iv) Shared power to dispose or to direct the disposition of:

                     2,940,100 shares of Common Stock (see Footnote 1)

         Pine Ridge:
         (a)      Amount Beneficially Owned:

                  2,940,100 shares of Common Stock3

----------------

1(...continued)
May 9, 2002. Also excluded are (i) 300,447 shares of Common Stock issuable upon conversion of 6,000 shares of Series B-I Stock held by Perseverance LLC ("Perseverance"), (ii) 226,501 shares of Common Stock issuable upon conversion of 4,000 shares of Series B-II Stock held by Perseverance, (iii) 73,171 shares of Common Stock issuable upon exercise of a Warrant issued to Perseverance on February 6, 2002, and (iv) 56,692 shares of Common Stock issuable upon exercise of a Warrant issued to Perseverance on February 28, 2002. Pursuant to an agreement between Perseverance and Cavallo, Cavallo may be deemed as of the date hereof to have beneficial ownership of the foregoing securities of the Issuer held by Perseverance. The terms of the Series B-I Stock, the Series B-II Stock and all Warrants and the Additional Warrant referred to above (other than the Unit Warrant) preclude the holder from converting or exercising such securities to acquire any shares of Common Stock to the extent that the acquisition would result in the holder and its affiliates (and any other person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such exercise.

2   Based on 35,483,570  shares of Common Stock issued and outstanding as of May
9, 2002 as represented by the Issuer to Pine Ridge.

3 Includes 2,098,600 shares of Common Stock owned by Pine Ridge and 841,500 shares of Common Stock issuable upon exercise of a Unit Warrant issued to Pine Ridge on May 9, 2002. Excludes (i) 951,413 shares of Common Stock issuable upon conversion of 19,000 shares of Series B-I Stock held by Pine Ridge, (ii) 566,252 shares of Common Stock issuable upon conversion of 10,000 shares of Series B-II Stock held by Pine Ridge, (iii) 182,927 shares of Common Stock issuable upon exercise of a Warrant issued to Pine Ridge on February 6, 2002, (iv) 141,730 shares of Common Stock issuable upon exercise of a Warrant issued
                                                                  (...continued)


                                Page 6 of 9 Pages

         (b)      Percent of Class:

                  8.1% (see Footnote 2)

         (c)      Number of Shares as to Which Pine Ridge has:

                  (i)   Sole power to vote or to direct the vote:

                        0

                  (ii)  Shared power to vote or to direct the vote:

                        2,940,100 shares of Common Stock (see Footnote 3)

                  (iii) Sole power to dispose or to direct the disposition of:

                        0

                  (iv)  Shared power to dispose or to direct the disposition of:

                        2,940,100 shares of Common Stock (see Footnote 3)

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable

Item 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Pursuant to an investment management agreement between Pine Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of shares owned by Pine Ridge.


3(...continued)
to Pine Ridge on February 28, 2002, (v) 56,692 shares of Common Stock issuable upon exercise of a Warrant issued to Pine Ridge on March 19, 2002, (vi) 302,940 shares of Common Stock issuable upon exercise of a Warrant issued to Pine Ridge on May 9, 2002, and (vii) 151,470 shares of Common Stock issuable upon exercise of an Additional Warrant that is issuable upon exercise of the Unit Warrant issued to Pine Ridge on May 9, 2002. The terms of the Series B-I Stock, the Series B-II Stock and all Warrants and the Additional Warrant referred to above (other than the Unit Warrant) preclude the holder from converting or exercising such securities to acquire any shares of Common Stock to the extent that the acquisition would result in the holder and its affiliates (and any other person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such exercise.


                                Page 7 of 9 Pages

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See the Joint Filing Agreement Attached hereto as an Exhibit.

Item 9.           NOTICE OF DISSOLUTION OF THE GROUP.

                  Inapplicable

Item 10.          CERTIFICATION.

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Cavallo Capital Corp.

                                  /s/ Avi Vigder
                                 --------------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 Pine Ridge Financial Inc.

                                 By:  Cavallo Capital Corp., Investment Manager


                                  /s/  Avi Vigder
                                 --------------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director




                                Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

         In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned hereby executed this agreement on May 20, 2002.


                                 Cavallo Capital Corp.

                                  /s/ Avi Vigder
                                 --------------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 Pine Ridge Financial Inc.

                                 By:  Cavallo Capital Corp., Investment Manager


                                  /s/  Avi Vigder
                                 --------------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director




                               Page 9 of 9 Pages